May 9, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Mara Ransom

RE:	Active Power, Inc.

Registration Statement on Form S-3

File No. 333-210925

Acceleration Request
Requested Date: May 12, 2016
Requested Time: 9:00 a.m. Eastern Time

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on May 12, 2016, or as soon thereafter as is practicable.

In addition, we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing;

•
and we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACTIVE POWER, INC.

By: /s/ Scott J. Depta
Scott J. Depta
General Counsel and Secretary

cc: Milam Newby, Vinson & Elkins L.L.P.

2128 West Braker Ln BK 12 • Austin, TX 78758